Exhibit 99.1

March 2023 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Disclaimer FORWARD-LOOKING STATEMENTS All statements other than statements of historical facts contained in this presentation are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, our future results of operations and financial position, business strategy, the Platform, other products, tests, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the management of LumiraDx Limited (“LumiraDx” or the “Company”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of LumiraDx. These forward-looking statements are subject to a number of risks and uncertainties, including our ability to compete in the highly competitive markets in which we operate, and potential adverse effects of this competition; our ability to maintain revenues if our products and services do not achieve and maintain broad market acceptance, or if we are unable to keep pace or adapt to rapidly changing technology, evolving industry standards and changing regulatory environments; uncertainty, downturns and changes in the markets we serve; our expectations regarding the size of the POC market for the Platform, the size of the various addressable markets for certain tests and our ability to penetrate such markets by driving the conversion of healthcare providers’ testing needs onto the Platform; our commercialization strategy, including our plans to initially focus our sales efforts on large healthcare systems, government organizations and national pharmacy chains that want to deploy comprehensive POC testing across their networks, our strategy on the commercialization of our current and future assays and our ability to launch and obtain regulatory approval for new tests; our ability to increase the installed base of our Instruments; our ability to repay or service our debt obligations and meet the financial covenants related to such debt obligations; our belief that we will be able to drive commercialization of the Platform through the launch of our SARS-CoV-2 antigen and SARS-CoV-2 antibody tests; the willingness of healthcare providers to use a POC system over central lab systems and the rate of adoption of the Platform by healthcare providers and other users; the scalability and commercial viability of our manufacturing methods and processes, especially in light of the anticipated demand for the Platform and our minimum commitments to supply the Instrument and test strips in a timely fashion; our ability to maintain our current relationships, or enter into new relationships, with diagnostics or research and development companies, third party manufacturers and commercial distribution collaborators; our ability to effectively manage our anticipated growth; our ability to rapidly develop and commercialize diagnostics tests that are accurate and cost-effective; the timing, progress and results of our diagnostic tests, including statements regarding launch plans and commercialization plans for such tests, all which may be delayed by or halted due to a number of factors, including the impact of the COVID-19 pandemic and the end of the COVID-19 pandemic; the timing, scope or likelihood of regulatory submissions, filings, approvals, authorizations, certifications, clinical trials or clearances; the pricing, coverage and reimbursement of the Instrument and tests, if approved; our ability to enforce our intellectual property rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; developments and projections relating to our competitors and our industry; our ability to attract, motivate and retain qualified employees, including members of our senior management team; the effects of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business or operations; social, economic, and labor instability in the countries in which we or the third parties with whom we engage operate, including any impact of the current conflict between Russia and Ukraine; our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer; the future trading price of our common shares and impact of securities analysts’ reports on these prices; our ability to fully derive anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; exchange rate fluctuations and volatility in global currency markets; changes in interest rates, inflation rates and global and domestic market conditions; potential adverse tax consequences resulting from the international scope of our operations, corporate structure and financing structure; U.S. tax legislation enacted in 2017, which could materially adversely affect our financial condition, results of operations and cash flows; increased risks resulting from our international operations and expectations of future expansion of such operations; our ability to comply with various trade restrictions, such as sanctions and export controls, resulting from our international operations; government and agency demand for our products and services and our ability to comply with government contracting regulations; our ability to operate in a litigious environment; and those factors discussed under the header “Risk Factors” in the Annual Report on Form 20-F filed by LumiraDx with the Securities and Exchange Commission, or SEC, on April 13, 2022, in the Form 6-K filed by LumiraDx with the SEC on August 16, 2022, and in other filings made by LumiraDx with the SEC. If any of these risks materialize or LumiraDx’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that LumiraDx presently knows or that LumiraDx currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LumiraDx’s expectations, plans or forecasts of future events and views as of the date of this presentation. LumiraDx anticipates that subsequent events and developments will cause LumiraDx’s assessments to change. However, while LumiraDx may elect to update these forward-looking statements at some point in the future, LumiraDx specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing LumiraDx’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. LumiraDx has no obligation to update this presentation. INDUSTRY AND MARKET DATA This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. LumiraDx believes that these third-party sources and estimates are reliable, but has not independently verified them. LumiraDx’s estimates of the potential market opportunities for its Platform include several key assumptions based on industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While LumiraDx believes that its own internal assumptions are reasonable, no independent source has verified such assumptions. The industry in which LumiraDx operates is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by LumiraDx. 2

Financial Updates ? Continued progress on strategic discussions with industry partners to accelerate the business plan, with both additional capital and strategic collaborations under consideration. ? Modified debt agreement with senior lender to waive certain financial covenants until June 30, 2023, as strategic discussions progress: ? Form 6-K filed with the SEC on February 22, 2023? https://investors.lumiradx.com/node/7321/html 3

LumiraDx Today: Transforming Community-based Healthcare ? Next Generation POC(1) Addressing the current limitations of legacy POC systems by bringing lab-comparable performance Diagnostic Company to the POC in minutes, a broad menu of tests on a single instrument, and a low cost of ownership ? Large Installed Base with 25,000+ instruments shipped to 105 countries across primary care, pharmacy, hospital emergency lobal Commercial Reach departments, global health, and other settings ? Manufacturing All current and future POC tests are developed on common strip design, enabling flexible, automated and Designed for Scale low-cost manufacturing on a single line. Current manufacturing capacity of 28 million test strips per month ? Broad Menu and Pipeline (2) Regulatory clearance for 12 tests for use on our Platform, with global TAM of $5B+ (excluding COVID). of Diagnostic Tests 50+ assays in three-year roadmap ? Experienced Fourth POC company for founding team. Management team has a successful track record Management Team of diagnostic innovation and building / scaling companies in POC (1) “POC” means point of care. (2) Global Total Addressable Market (“TAM”): We estimate each test based on our current assumptions, including (a) the existing market sizes, (b) central lab market that could 4 move to POC; and (c) expansion of diagnostic testing. Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Healthcare Systems Need Enhanced Access to Diagnostic Testing Test Performed at Central Lab?Extended time to diagnosis and treatment selection Sample packed Sample shipped Lab processes Clinician receives Patient receives Results verified for transport to central lab sample results results?Significant logistic requirements Patient visits ?Higher cost to healthcare Point-of-care system Sample(s) (GP, collected Up to ~1 Week from Collection to Results Pharmacy, ER) ?Rapid delivery of results Test Performed at POC and diagnosis Sample Processed Patient receives ?Convenient and easily by POC instrument results accessible ?Allows immediate treatment decision (if required) Short time between Collection to Results ? Enables Faster and more Effective Care ?Significant cost efficiencies ?Improved patient experience 5

Leadership Team Management Experience Ron Zwanziger Dave Scott, Ph.D. Jerry McAleer, Ph.D. Nigel Lindner, Ph.D. (Founders) (Founders) (Founders) CEO, Co-Founder, Chief Technology Officer, Chief Scientist, Chief Innovation Chairman and Director Co-Founder and Director Co-Founder and Director Officer Tom Quinlan David Walton, D.M.S. Peter Scheu Veronique Ameye General Manager, Chief Commercial President, North American Deputy Chief Executive Health IT Officer Commercial Operations Officer and General Counsel Dorian LeBlanc, C.P.A. Pooja Pathak CFO and Vice President, Chief Product Officer Global Operations 6

Current POC Solutions Have Major Limitations The traditional approach to POC test development has limited scalability and has resulted in ineffective, inefficient and costly solutions Poor clinical performance in areas of high clinical need Respiratory Diabetes, Coagulation Immunoassay Inflammation High cost of total ownership Limited test menu Respiratory Diabetes, Cardiac, Blood Molecular Cardiovascular gas, Metabolic 7

We Have Developed and Commercialized an Innovative, Disruptive Solution for POC Testing Lab-comparable Consolidating multiple performance in minutes POC systems onto a single instrument, the LumiraDx Platform is Broad menu of tests designed to be a one-stop on a single instrument solution to transform diagnostic testing and health outcomes around the world Low cost of ownership 8 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

LumiraDx Platform Simplifies, Scales Down and Integrates Principles Used LumiraDx Platform Central Lab System Fluorescence / Common Transduction Fluorescence / electrochemical chemiluminescence Precise Fluidic Control Piezo bender / test strip bladder Syringe pumps No Sample Matrix Bias Gas wash / liquid-free image Multiple buffer washes Non-Specific Binding Particle coating / anti-hama Assay design / anti-hama Control Calibration Bias Calibration to lab standard Calibration to lab standard Assay Precision Materials, process, assay controls Chemistry, assay controls 9

Our Platform Allows for Multiple Sample Types and Test Technologies on Common Strip Architecture Test Technologies Immunoassay Clinical Chemistry Enzyme Hematology Molecular Electrolytes / Blood Gas Sample Types Fingerstick blood Nasal/Nasopharyngeal Throat Swab + Saliva Venous blood/ Urine Plasma/Serum 10

Simple, Common Strip Design Enables Low Cost and Disruptive Market Pricing Testing Prices* 5 – 10x Central Lab 2 – 3x Central Lab Base Price Central Lab LumiraDx POC Other POC * company estimate 11

High Sensitivity at POC Driven by Microfluidic Immunofluorescence Technology 8 Results Displayed Sample and Any Unbound 4 Sandwich Assay Binding Assay Binding View 6 Label Removed Using Air Sample Reagents and Actively Mixed Mag Particle Fluorescent Latex in Channels Mag Latex 3 Magnet RESULTS IN 2 MINUTES Move Active Sample Fluidics 1 Optical Reader Engine Sample Added Magnet Magnet 5 Magnetic Field Captures Bound Particles 7 Dry, Clear Fluorescent Signal Measured 12

We Have Launched a Broad Menu of Tests with Lab Comparable Performance

Respiratory

	SARS-CoV-2 Ag Test	SARS-CoV-2 Ab Test	SARS-CoV-2 Ag Pool Test	SARS-CoV-2 Ag Ultra Test	SARS-CoV-2 Ag Ultra Pool Test	SARS-CoV-2 & Flu A/B Test	SARS-CoV-2 & RSV Test	amira COVID-19	RNA STAR: COVID RNA STAR; COVID RNA STAR Complete; COVID & Flu RNA STAR Complete
TAM[1]	$12B					$1.5-3B	$200-400M	$9B	$12B / $12B / $1B
Market[2]	US / EU / JP / BR	EU				EU / JP	EU	EU	US / EU

	Coagulation	Inflammation	Diabetes	Cardiovascular	
	INR Test	D-Dimer Test	CRP Test	HbA1c Test	NT-proBNP Test
TAM[1]	$500M	$700M	$300M	$1.3B	$350M
Market[2]	EU	EU	EU	EU	EU

Area Legend

- Qualitative Immunoassay
- Quantitative Immunoassay
- Enzyme
- Molecular

(1) 2021 Global Total Addressable Market ("TAM"), based on our assumptions, including the (a) existing market sizes, (b) central lab market that could move to the POC, and (c) expansion of diagnostic testing. COVID TAMs difficult to estimate at present, may overlap with each other.

(2) Markets with regulatory authorization. Commercial launch of Amira on hold.

lumiraDx

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Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Highly Scalable Manufacturing Enables Global Growth Strategy ? Test strips manufactured on a common platform using a high volume, web-based, automated manufacturing process? Platform manufacturing facilities located in Alloa, Stirling and Glasgow, Scotland with total current capacity of over 28 million test strips per month with possibility to expand further? Instrument manufactured by Flextronics (a contract manufacturer) at its facility in Althofen, Austria 14 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Platform Strategy Focused on Improving and Expanding the POC Testing Experience 1 Raise the standard for POC testing performance, speed, access and experience 2 Consolidate multiple POC instruments to a single lab comparable platform 3 Develop comprehensive test menus by disease and care setting 15 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Raise the Standard for POC Testing
Performance, Speed, Access and Experience

- **High sensitivity and speed: ULTRA** product line delivers high sensitivity results for respiratory disease diagnosis, taking test times from **15-30 minutes down to 5 minutes**
- **Easy sample collection: Only quantitative fingerstick blood-based** tests for **D-Dimer and NT-proBNP** to aid faster clinical decisions in community settings
- **Built to expand access: Portable system** (2.2 lbs, low footprint, battery operated, room temp reagents) and **cloud-based connectivity** enables centrally managed program in the community

Example: Rule of Venous Thromboembolism with LumiraDx D-Dimer test



Method Comparison
LumiraDx µg/L FEU
bioMérieux Vidas µg/L FEU
500
0
0
500

- **100% negative predictive value at the 500 µg/L cut off**, when used in combination with a pretest probability score
- **Fingerstick** sample, **results in 6 minutes**
- **Strong correlation with the laboratory reference**, in particular around the clinically relevant values of <750 µg/L FEU

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Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

LumiraDx NT-proBNP ? Sample type: Direct Fingerstick* – No need for phlebotomy –only direct fingerstick NT-proBNP test commercially available today ? Time to result: 12 minutes? Storage at room temperature ? Strong correlation to gold standard lab system, r=0.97 (Roche cobas Elecsys® proBNP II assay) The innovative LumiraDx NT-proBNP test can transform the diagnosis of heart failure by bringing the first true point of care NT-proBNP test to the community. *venous blood and plasma also validated Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

	LumiraDx 	Roche h232 	Quidel Triage 	Boditech iChroma 
Time to Result	12 mins	12 mins	20 mins	12 mins
Sample type	**Fingerstick capillary**, Venous whole blood, plasma	Venous whole blood	Venous whole blood, plasma	Venous whole blood, serum, plasma
Measuring Range	50-9,000 pg/ml*	60-9,000 pg/ml	20-35,000 pg/ml	10-30,000 pg/ml
Intended Use	Aid in diagnosis	Aid in diagnosis, monitoring and risk stratification	Aid in the diagnosis and risk stratification	Aid in diagnosis
Menu	**INR, CRP**, D-Dimer, **Flu, RSV, COVID,HbA1c,**	TnT, D-dimer, CK-MB, Myoglobin	D-dimer, BNP, TnI, Toxicology panel, PLGF, Myoglobin, CK-MB	D-dimer, hsCRP, TnI, Myoglobin, CK-MB, BNP, ST2
Storage	**Room temperature**	Refrigerated	Refrigerated	Refrigerated
Registrations	CE	CE	CE (BNP test is FDA CLIA waived)	CE

*To be extended to 35,000 pg/ml

lumiraDx™

All third-party product, company names and logos are trademarks™ or registered® trademarks and remain the property of their respective holders.
Use of them does not imply any affiliation with or endorsement by them.
Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Unmet Need for High Sensitivity Troponin POC Test with a ~$900M Addressable Market[1]

	True POC Needs	Lab Reference Abbott Architect STAT hs-TnI[2]	POC Example Siemens Atellica VTLi hs-cTnI[2]	POC Example Triage True hsTnI[2]
Intended Use	Aids in diagnosis of MI	Aids in diagnosis of MI	Aids in diagnosis of MI	Aids in diagnosis of MI
Regulatory Authorization	CE Mark, FDA 510K	CE Mark, FDA 510K	CE Mark	CE Mark
LOQ	≤ 2.0 ng/L	≤3.2 ng/L (specification) 1.5 – 2.9 ng/L (observed)	2.1 ng/L – plasma 3.7 ng/L – WB	2.1-3.6 ng/L – plasma 2.8 ng/L – WB
Clinical Sensitivity	**Whole blood (2h): 90%+**	EDTA Plasma (2-4h): 90.9%	Whole blood (2h): 81.3%	EDTA Plasma (2-4h): 91.9%
Reportable Range	2.0 – 1,000 ng/L	3.2 – 50,000 ng/L	2.1 (plasma)/3.7 (WB) – 1,250 ng/L	0.1 – 1,000 ng/L
Sample Size	**20µL direct fingerstick**	210 µL (on-board) 10 µL (manual dilution)	30-100 µL	175 µL
Sample Type	Capillary WB, venous blood, plasma	Plasma & serum (LiHep, EDTA)	Capillary WB, venous WB & plasma (LiHep)	Venous WB & plasma (EDTA)
Time to Result	**≤10 min**	18 min (time to first result)	8 min	20 min

(1) Based on our current assumptions, including (a) the existing market sizes, (b) central lab market that could move to POC; and (c) expansion of diagnostic testing.
(2) Based on respective company product specifications.

lumiraDx™

Key differentiator

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Feasibility of High Sensitivity Troponin Results at POC LumiraDx Plasma Troponin vs Architect 16.0 y = 0.9544x + 0.0377 R² = 0.9868 14.0 12.0 (pg/mL) 10.0 Precision Troponin 8.0 6.0 LumiraDx 4.0 2.0 0.0 0 2 4 6 8 10 12 14 16 -2.0 Mean Architect Troponin (pg/mL) 20

Strep A Molecular Program Demonstrates Feasibility to Achieve Target Sensitivity Key Targets and Workflow 98% sensitivity No culture confirmation Results in 8 minutes, with early call out starting 3 minutes Sample Collection & Lysis Insert Strip & Add Sample Amplification Performance Feasibility LMDX On market Dilution qSTAR POC MDX D1 (1:20) D2 (1:200) D3 (1:2000) D4 (1:20000) D1 (1:101) 8/8 3/3 D2 (1:102) 8/8 3/3 Group A Strep Group A Strep Group A Strep Group A Strep D3 (1:103) 8/8 3/3 D4 (1:104) 8/8 2/3 D5 (1:105) 0/8 0/3 D6 (1:106) 0/8 0/3 D7 (1:107) 0/8 0/3 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

TB Molecular Program Demonstrates Feasibility to Develop Swab Based POC Test Key Targets and Workflow Value Proposition ? Tongue swab sample POC TB test has opportunity to increase patients linked to care ? Results in 20 minutes? Access to testing for HIV+ and pediatric populations, currently underserved Performance Feasibility Copy No of number % positivity positives (cp/rxn) 11 8/8 100 5.6 8/8 100 1.3 33/38 87 0.6 3/8 33 TB Care Cascade in Indian Public Health System Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

LumiraDx Platform Offers the Benefits of POC Testing with the Accuracy of Laboratory Testing Prep Sample Load & Run Report Results Diagnosis and Treatment Selection 1 Minute 2 – 12 Minutes ? LumiraDx solutions combine common assay types all in one instrument (IA, clin chem, molecular, and enzyme); reduce costs and simplify workflow? A single scalable platform to complete a wide range of popular POC tests? Patient receives accurate results in minutes? Low-cost of ownership 23 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Consolidate Multiple POC Instruments to a Single Lab Comparable Platform x x x Respiratory Diabetes, Respiratory Diabetes, Cardiac, Blood gas, Coagulation Cardiovascular Metabolic Immunoassay Inflammation Molecular NEAR TERM 18-24 MONTHS Able to move most European customers from Expect to be able to move most US and 3 ? 1 Platform with INR, COVID Ag, Flu A/B, European customers RSV, CRP and HbA1c 6 ? 1 Platform with US authorizations and addition of molecular respiratory, lipids, electrolytes, and cardiac content 24 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Menu Expansion Leading to New Customer Case Study Acquisition and Higher Volume per Customer Germany, Austria and Switzerland (DACH) DACH COVID only vs. Multi-Assay Customers Number of Assays Shipped to Customer 400 Customers with 3+ assays grew from 3% in Dec 2021 Total customers grew from 108 customers in to 23% in Dec 2022 350 Dec 2021 to 365 customers in Dec 2022 300 250 200 150 100 50 0 Dec 2021 Mar 2022 Jun-22 Sep-22 Dec-22 1 2 3 4+ Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Innovation and Growth in High Sensitivity Respiratory Antigen Testing Respiratory Revenue Distribution Launch timelines Top 3 Countries – Italy, UK, Japan • COVID Ag CE Mark in Aug 2020 100% 90% • COVID Ag PMDA (Japan) in Jan 2021 80% 70% • COVID Ag Pool CE Mark in Jun 2021 60% • COVID & Flu CE Mark in Dec 2021 50% 40% • COVID & Flu PMDA (Japan) in Mar 30% 2022 20% • COVID Ag Ultra and COVID Ag Ultra 10% 0% Pool CE Mark in May 2022 Q1 2022 Q2 2022 Q3 2022 Q4 2022 COVID Ag COVID Ag Pool COVID Ag Ultra COVID Ag Ultra Pool COVID & Flu Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

COVID POC Testing Infrastructure Being Case Study Redeployed to Strengthen Community Based Care Virtual Wards CRP, D-Dimer testing to keep COPD patients out of the hospital ED • Emergency Department Emergency Department • COVID Testing Hubs D-Dimer testing for fast, accurate rule out of • Outpatient UKHSA Pulmonary Embolism and Deep Vein Thrombosis Departments procured • Elective and 1500 Emergency Surgery Instruments Admissions Cardiology Department • Hospital Discharge NT-proBNP testing for fast, accurate diagnosis of acute coronary syndrome and heart failure Community Diagnostic Centers D-Dimer, NTproBNP testing in community to reduce ED referrals and congestion Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Knowsley Community Respiratory Service – Case Study Patient Case Study 65-year-old male – medical history of COPD and hypertension—Contacted the Rapid Response Service complaining of a 3-day history of acute respiratory symptoms—Denied breathlessness, complained of increased chesty cough, expectorating some watery yellow sputum—No chest or pleuritic pain, no haemoptysis, no peripheral oedema, NEWS early warning score = 0—a low risk patient. —Chest examination scattered crackles to bilateral lower zones—Also complaining of congested nose and throat, query if this was a viral illness—LumiraDx CRP Test performed – 124mg/L so patient provided 5-day course of amoxicillin—Follow up visit – patient has not felt improvement and sputum now dark green—LumiraDx CRP Test performed – 160mg/L – change in antibiotic therapy and provided 5-day course of doxycycline—Further home visit 2 days after commencing doxycycline. LumiraDx CRP Test performed – 45mg/L and overall improvement Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Develop Comprehensive Test Menus By Disease and Care Setting * Items marked in bold are the diagnostic tests for which we have obtained regulatory approval, authorization, certification or clearance for use on our Platform. 29 Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Appendix Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.

Point of Care Testing is Being Adopted Worldwide

Western World Adoption: A Push Towards Community Care

United States

- A push towards community-based services is at the top of Biden's healthcare agenda with **$400bn in Medicaid funding to expand access to home and community based services**[1]

United Kingdom: NHS is leading the path in Europe

- In 2019 the NHS outlined its five year plan to move to a new service model for the NHS, setting out five changes required:
  1. Boost "out of hospital care"
  2. Redesign and reduce pressure on emergency hospital services
  3. Deliver more personalised care
  4. Digitally enable primary and outpatient care
  5. Local NHS organisations to focus on population health
- To support this the **NHS committed £13bn to community pharmacy's** confirming their future as an integral part of the NHS[2]

Global Health Adoption of POCT[3]

POCT improves patient care, especially in re-source limited settings where laboratory infrastructure is poor and patients predominantly live in rural settings

- UNAIDS **launched the Diagnostics Access Initiative, to ensure increased access to quality diagnosis** so people with HIV can be effectively linked to quality treatment services
- The WHO recognises **the importance that quality-assured POCT will play in the success of global health programs**
- A study assessing the impact of POCT in Global Health disease programs found that:
  - **POCT in HIV resulted in a 20 fold increased uptake** and coverage and increased status and awareness from an average of 6% to 20%
  - In tuberculosis, a study found **POCT in communities resulted in a 49% increased detection rate of tuberculosis**

lumiraDx™

(1) White House Infrastructure Bill 2021
(2) NHS England Long Term Plan 2019
(3) Peter N. Fonjungo, Debrah I. Boeras, Clement Zeh, Heather Alexander, Bharat S. Parekh, John N. Nkengasong, Access and Quality of HIV-Related Point-of-Care Diagnostic Testing in Global Health Programs, *Clinical Infectious Diseases*

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Copyright © 2023 LumiraDx Ltd. All Rights Reserved, Worldwide.